Neuberger Berman, LLC
605 Third Avenue
New York, New York 10158-0180






                               September 23, 2002


Neuberger Berman California Intermediate Municipal Fund Inc.
605 Third Avenue
New York, New York 10158

Ladies and Gentlemen:

     We are writing to confirm the purchase of 6,981 shares of common stock of Neuberger Berman California Intermediate Municipal Fund Inc., which we have purchased from you at a price of $15 per share. This is to advise you that we have purchased these shares for investment only with no present intention of selling any such shares, and we do not now have any intention of selling any such shares.


                                                Sincerely,


                                                /s/ Peter E. Sundman
                                                --------------------------------
                                                Name: Peter E. Sundman
                                                Title: Executive Vice President